UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2023

Zalatoris Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41143	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

99 Wall Street, Suite 5801

New York, New York 10005

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (917) 675-3106

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant	TCOA-UN	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Public Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA-WT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On September 28, 2023, Zalatoris Acquisition Corp. (the “Company”) announced that Ms. Sarah Watson, who was appointed to the board of directors of the Company (the “Board”) on June 2, 2023, has stepped down from her position as a director of the Company as of July 26, 2023. Ms. Watson’s resignation was not the result of any disagreement with management or the Company on any matter relating to the Company’s operations, policies or practices. On September 7, 2023, Ms. Watson’s vacant seat on the Board was filled by Mr. Stephanos Papadopoulos. Mr. Papadopoulos has worked in C Suite, Advisory Board and Board Director level positions in strategy finance and operations, as well as a consultant and coach on an international basis in numerous industries, including financial services, FMCG, retail trade, manufacturing, high tech, education, mining, construction, heavy machinery trading and automobile trade.

Mr. Papadopoulos holds both a Bachelor’s Degree and Master’s Degree in Business Administration from Michigan State University as is both a qualified CPA and CGMA, and a member of the American Institute of Certified Public Accountants.

Mr. Papadopoulos does not have a family relationship with any director or executive officer of the Company or person nominated or chosen by Company to become a director or executive officer, and there are no arrangements or understandings between Mr. Papadopoulos and any other person pursuant to which Mr. Papadopoulos was selected to the Board. There have been no transactions involving Mr. Papadopoulos that would require disclosure under Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zalatoris Acquisition Corp.

Date: October 12, 2023	By:	/s/ Paul Davis
Paul Davis
Chief Executive Officer